1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

June 28, 2016

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)
File Nos. 333-37115, 811-08399

Dear Ms. Miller:

In an April 19, 2016 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) initial comments on Post-Effective Amendment No. 82 (“PEA 82”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 84 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 29, 2016. PEA 82 was filed in connection with the annual update of the Registrant’s Administrative Class, Institutional Class, and Advisor Class and Class M prospectuses and Statement of Additional Information. Per your request, we submitted our draft of the Staff’s oral comments to you for an opportunity to revise and clarify the Staff’s comments where applicable. On April 22, 2016, you provided the Staff’s written revisions to the draft summary of oral comments, together with certain additional comments. Accordingly, the comments set forth below are the Staff’s comments that were provided to us in writing on April 22, 2016. The Registrant’s responses are set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 82.

As we discussed, in light of the variable insurance industry-standard practice of delivering final prospectuses to insurance company clients in advance of the variable insurance trust’s annual update post-effective amendment, which for the Registrant was filed April 29, 2016, and the timing of our receipt of the Staff’s final comments on April 22, 2016 (i.e., one week prior to the post-effective amendment, but after final prospectuses were delivered to the Registrant’s insurance company clients), the Registrant did not have the opportunity to incorporate any of the Staff’s comments into its annual update post-effective amendment filed April 29, 2016. However,

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certain comments set forth below will be considered in connection with the annual updates for other PIMCO-advised open-end fund registrants later this year, as indicated in the applicable responses and will also be considered by the Registrant at its next scheduled annual update.

General Comments

Comment 1: Complete all missing information and remove all brackets throughout the preliminary filing.

Response: Comment accepted. The Registrant confirms that missing information was provided in the next post-effective amendment relating to the Registrant’s Administrative Class, Institutional Class, and Advisor Class and Class M shares, which was filed on April 29, 2016.

Comment 2: Certain Portfolios include fee table footnotes relating to the Portfolio’s interest expense and Acquired Funds Fees and Expenses (“AFFE”). Such footnotes are neither permitted nor required by Form N-1A. Please delete.

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 77.1

To the extent a Portfolio enters into certain investments, such as reverse repurchase agreements, the Portfolio incurs interest expense. Interest expense is required to be treated as an expense of the Portfolio for accounting purposes,2 but the amount of interest expense, if any, will vary from year to year with the Portfolio’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Portfolios have a “unified fee” structure wherein each Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolios. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolios’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for

[1]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 77, at comment 2 (May 12, 2015).

[2]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Amy Miller June 28, 2016 Page 3

shareholders and also bears the costs of various third-party services required by the Portfolios, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses a Portfolio does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is a Portfolio’s interest expense. As interest expense may vary, causing a Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).3 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).4 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Portfolio with other mutual funds. Without the current fee table footnotes describing the relevant Portfolios’ interest expense and its effect on such Portfolios’ expense ratios, the Registrant believes the Portfolios’ fee tables would not adequately facilitate an investor comparison of the Portfolios’ costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolios have a unique unified fee structure as described above, what comprises “Other Expenses” for the Portfolios is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Portfolios’ total expense ratio from year to year as compared to other mutual

[3]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[4]	Id. at 16-17.

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funds’ expense ratios is likely to be quite different. For example, because the Portfolios do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Portfolios, investors in the relevant Portfolios have reasonably come to expect that the total expense ratio of the relevant Portfolios is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolios’ unified fee structure unless the Portfolios include explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolios’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Portfolio’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why a Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

In addition, the Registrant respectfully declines to delete the footnote related to AFFE. The Registrant believes that these footnotes, for the reasons detailed above, provide investors with beneficial information regarding the Portfolios’ unified fee structure.

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Comment 3: Confirm that any contractual fee waivers or expense reimbursement arrangements that may be terminated after one year, as reflected in the fee tables, are only reflected in Year 1 of the Expense Example.

Response: Confirmed. All contractual fee waivers and expense reimbursement arrangements that may be terminated after one year are reflected only in Year 1 of the Expense Example.

Comment 4: Confirm that the Portfolios have properly reflected the expenses of short sales, if any, in their fee table.

Response: Confirmed. To the extent an operational Portfolio has (or a non-operational Portfolio is anticipated to) incur expenses relating to dividends paid on short sales, such Portfolio will reflect such actual (or estimated) expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. A Portfolio may not incur such short sale expenses if the Portfolio obtains short exposure through derivative instruments that do not result in short sale expenses for the Portfolio. For example, when investing in short positions with respect to an index, the Portfolio may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Portfolio would not be liable for any dividends paid by the stocks comprising the index during the time the Portfolio is shorting a future on the index. Through this and other similar methods of short exposure, the Portfolios may not incur expenses related to the payment of dividends on short sales.

Comment 5: With respect to the “Funds of Funds,” consider revising each Portfolio’s Principal Investment Strategies to make it more plain English. For example, consider incorporating headings or bullets to improve readability for investors.

Response: Comment acknowledged. While the Registrant has not made any changes in response to this comment, we will consider this comment in connection with upcoming annual updates for PIMCO-advised open-end fund registrants.

Comment 6: With respect to all Portfolios with a wholly-owned Cayman subsidiary, or any controlled foreign corporation (“CFC”), which includes any subsidiary(ies) of the CFC:

(i) disclose that the Portfolio complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC;

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(ii) disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined;

(iii) disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC;

(iv) disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income;

(v) disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC;

(vi) confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund; and

(vii) confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant’s responses, set forth below, are similar to responses provided to similar comments on the Registrant’s Post-Effective Amendment Nos. 48, 51, 60 and 62,5 and are

[5]

See Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 48, at comment 10 (Jan. 10, 2012); Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 49, at comment 12 (Feb. 28, 2012); Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 60, at comment 5 (Apr. 4, 2013); and Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 62, at comment 2 (May 6, 2013).

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similar to responses provided to similar comments on Post-Effective Amendments filed by other PIMCO-advised registrants. For purposes of this Response only, “Portfolio” refers to those series of the Registrant that have Subsidiaries: PIMCO CommodityRealReturn® Strategy Portfolio, PIMCO Global Multi-Asset Managed Allocation Portfolio, and PIMCO Global Multi-Asset Managed Volatility Portfolio.

Disclose that the Portfolio complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

In complying with its fundamental and non-fundamental investment restrictions, each Portfolio will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Portfolio. However, each Subsidiary that has been established for commodities exposure consistent with the IRS position discussed below will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the parent Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly. In addition, each Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Portfolio, the same practices with regard to pricing and valuation that apply to the Portfolios apply to the Subsidiaries, and the consolidated financial statements of each Portfolio and Subsidiary are audited by the Portfolios’ independent registered public accounting firm. Notwithstanding the foregoing, we note that none of the Subsidiaries is a registered investment company under the 1940 Act, and therefore none of the Subsidiaries is required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits each Portfolio from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 1940 Act that would cause the corresponding Portfolio to violate Section 48(a).6

[6]

For example, if the Portfolio were to cause its Subsidiary to engage in investment activities prohibited by the Portfolio’s fundamental investment restrictions without first obtaining shareholder approval, the Portfolio would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

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Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

In approving each parent Portfolio’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Portfolio may consider the activities of the Portfolio’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary and the lack of pass-through fees to Portfolio investors on account of the applicable fee waiver agreement. However, the Portfolio’s Board of Trustees does not approve the Subsidiary’s advisory contract pursuant to Section 15 as the Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15 thereof.

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Portfolio’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Portfolio investors do not bear the fees paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

The Registrant confirms that each Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). Additionally, each Portfolio and Subsidiary utilizes the same custodian, State Street Bank & Trust Company.

Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income.

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The PIMCO CommodityRealReturn® Strategy Portfolio, a series of the Registrant, obtained a private letter ruling in which the IRS specifically concluded that income earned from the ownership of its subsidiary constitutes qualifying income to the Portfolio for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. Based on the reasoning in the private letter ruling, the PIMCO Global Multi-Asset Managed Allocation Portfolio and PIMCO Global Multi-Asset Managed Volatility Portfolio also seek to gain exposure to the commodity markets through investments in their respective Subsidiary, as disclosed in various sections of the Portfolios’ prospectuses and SAI.

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

To the extent any principal investment strategies and principal risks of a Subsidiary are deemed principal investment strategies and principal risks of the parent Portfolio on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Portfolio’s prospectus.

Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

The Registrant confirms that the financial statements of each Subsidiary are consolidated with those of the corresponding Portfolio.

Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table;

The Registrant believes that disclosing the fees and expenses of investing in the Cayman subsidiary as AFFE in a Portfolio’s prospectus fee table is consistent with the requirements of Form N-1A. Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act . . . but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act . . . .” The Registrant hereby confirms that each Portfolio’s Cayman subsidiary

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meets the definition of a Section 3(a) investment company7, but is exempt therefrom pursuant to Section 3(c)(7) of the 1940 Act. Moreover, the Staff has explained that “AFFE is intended to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles.”8 Given that “pooled investment vehicles” is commonly understood to include Section 3(c)(7) funds,9 and each Portfolio’s Cayman subsidiary may rely on the Section 3(c)(7) exception from the definition of investment company, the Registrant believes the Cayman subsidiaries clearly fall within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

Each Portfolio’s Cayman subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by PIMCO apart from its parent Portfolio. This structure is intended to comply with the conditions of a Private Letter Ruling from the Internal Revenue Service obtained by the Registrant, which states that income from such Cayman subsidiary will be recognized as qualifying income. The Registrant believes the separate structuring and management of each Cayman subsidiary relative to its parent Portfolio is further indicia of the appropriateness of treating the subsidiary as an “Acquired Fund” for purposes of the AFFE calculation.

Each Portfolio’s Cayman subsidiary consolidates its financial statements with those of its parent Portfolio in part due to a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the PIMCO CommodityRealReturn Strategy Fund®’s financial statements and provided its rationale for consolidation. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. Accordingly, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP. The

[7]

See, e.g., Section 3(a)(1)(A) of the 1940 Act, which defines the term “investment company” to include “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 2(a)(22) of the 1940 Act defines the term “issuer” as “every person who issues or proposes to issue any security, or has outstanding any security which it has issued.”

[8]	Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

[9]

See, e.g., Rule 206(4)-8 under the Investment Advisers Act of 1940 (defining “pooled investment vehicle” to mean “any investment company as defined in section 3(a) of the [1940 Act] or any company that would be an investment company under section 3(a) of that Act but for the exclusion provided from that definition by either section 3(c)(1) or section 3(c)(7) of that Act”).

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Registrant is not aware of any SEC rule, form or release indicating that a fund, which otherwise qualifies as an Acquired Fund, is not an Acquired Fund solely because its financial statements are consolidated with those of its parent fund. Moreover, the operative instructions in Form N-1A regarding the classification of annual fund operating expenses for purposes of the prospectus fee table are not the same as, or necessarily tied to, the authoritative accounting literature that addresses when it is appropriate for an investment company to consolidate its financial statements with its wholly-owned subsidiary. For all of these reasons, the Registrant respectfully declines to accept the Staff’s comment.

Confirm in correspondence that: (2) the CFC and its board of directors will agree to designate an agent for service of  process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Each Subsidiary has filed with the Staff a consent to service of process and examination of its books and records.10 Each Subsidiary’s books and records are maintained in the United States, together with the parent Portfolio’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 7: Please confirm that any portfolio that includes derivatives when calculating compliance with its 80% Names Rule policy will value such derivatives at market value. If a portfolio uses a measure other than market value for purposes of valuing derivatives for Names Rule purposes, in your correspondence please provide the following information: (1) each type of derivative for which it uses a measure other than market value; (2) which measure it uses; and (3) why it uses a measure other than market value. In addition, please explain how the portfolio calculates the alternative measure of its derivatives as a percent of its net assets to determine whether it complies with the Names Rule. For example, is the alternative measure used for the portfolio’s derivatives included only in the numerator, or in both the numerator and the denominator? Please provide one or more numerical examples.

[10]

Each Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

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Response: The Registrant’s response, set forth below, is substantially identical to the response provided to a similar comment to PIMCO ETF Trust’s Post-Effective Amendment No. 100 and various PIMCO Funds’ Amendments, most recently Amendment No. 378.11

For each Portfolio that has adopted an 80% investment policy pursuant to Rule 35d-1, the Portfolio will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Portfolio is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative (collectively, “Market Value Derivatives”). With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Portfolio is selling protection, the Portfolio counts the full notional value of the derivative in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name because the Portfolio’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”). For purposes of monitoring a Portfolio’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Portfolio’s name are divided by the value of the Portfolio’s net assets plus borrowings for investment purposes.

Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.12 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”13 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

[11]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 100, at comment 1 (Nov. 17, 2014); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 378, at comment 14 (Dec. 11, 2015) (collectively, the “Prior Response on Valuing Derivatives”).

[12]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[13]	35d-1 Adopting Release at Sec. I.

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The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.14 In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.15 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,16 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.17 The Registrant believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of Notional Value Derivatives in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name, is a better indicator of potential investment return and more accurately aligns each Portfolio’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

[14]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Registrant respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

[15]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

[16]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[17]	See Derivatives Release at n. 16.

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The Registrant believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.18 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.19 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”20 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”21

The Registrant believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.22 If a Portfolio were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Portfolio’s relevant investments providing exposure

[18]	35d-1 Adopting Release at n.13.

[19]	Id.

[20]	Id.

[21]	See 35d-1 Adopting Release at n. 26.

[22]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Registrant believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name.

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to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Portfolio is exposed by means of Notional Value Derivatives.

Accordingly, the Registrant believes using the notional value to calculate the value of Notional Value Derivatives in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name is appropriate because the Portfolio’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Registrant believes a Portfolio faces the possibility that the Portfolio’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Portfolio’s Notional Value Derivatives, and that the Portfolio’s return could differ from the investments suggested by the Portfolio’s name.

As noted in our Prior Response on Valuing Derivatives, for purposes of monitoring a Portfolio’s compliance with its Rule 35d-1 80% investment policy, the aggregated securities and instruments (including derivatives) that are suggested by the Portfolio’s name are divided by the value of the Portfolio’s net assets plus borrowings for investment purposes. In other words, for purposes of the 80% calculation, each derivative suggested by the Portfolio’s name is, for purposes of the numerator of the 80% calculation, either a Market Value Derivative or a Notional Value Derivative (as such terms are defined and explained in part (i) of this response). The denominator of the 80% calculation is the Portfolio’s net assets plus borrowings for investment purposes, which takes derivatives at their market value.

Comment 8: Several Portfolios include “Global” in their names. As stated in Rule 35d-1’s Adopting Release, the term “global” connotes diversification among investments in a number of different countries throughout the world, and the Staff expects that Portfolios that use these terms in their names will invest their assets in investments that are tied economically to a number of different countries throughout the world. Likewise, the Staff would expect that these Portfolios will invest a significant amount of their respective assets in non-US investments. Please revise the disclosure to expressly describe how much the Portfolios will invest in non-US investments. In your response, please provide each “Global” Portfolio’s assets invested in non-US investments as of a recent date stated as a percentage of the Portfolio’s net assets, in addition to on a gross notional basis.

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Response: The Registrant’s response, set forth below, is substantially identical to the response provided to a similar comment to several prior post-effective amendments filed by various PIMCO-advised registrants.

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.23 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).24 Accordingly, the Registrant believes the Portfolios’ current disclosure regarding the number of countries in which such Portfolios will invest is sufficient.25

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.26 Furthermore, the application of a particular quantified test to a Portfolio (i.e., “significant amount”) would result in disparate treatment of the Portfolios as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

In response to the Staff’s request for certain information relating to the “global” Portfolios’ non-U.S. investments, please see the table below. The table below provides each “global” Portfolio’s approximate investment in securities and instruments economically tied to non-U.S. countries, stated as a percentage of the Portfolio’s (i) net assets at market value and (ii) gross total assets, as

[23]	35d-1 Adopting Release.

[24]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[25]

For example, the Portfolio Summary—Principal Investment Strategies section for the PIMCO Global Diversified Allocation Portfolio states “The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States).”

[26]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

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of March 31, 2016. As noted above, each of these Portfolios complies with its guideline with respect to the use of “global” in the Portfolio’s name (i.e., each Portfolio’s investments are economically tied to at least three different countries).

Portfolio Name	% of Net Assets (Market Value)	% of Gross Total Assets
Global Advantage ® Strategy Bond Portfolio	73.71	45.18
Global Bond Portfolio (Unhedged)	68.90	42.07
Global Diversified Allocation Portfolio	35.85	26.35
Global Multi-Asset Managed Allocation Portfolio	27.27	36.54
Global Multi-Asset Managed Volatility Portfolio	21.73	42.12

Comment 9: The Principal Investment Strategies of certain Portfolios state that the Portfolio “may invest, without limitation” in mortgage- or asset-backed securities. Moreover, the SAI states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.”

The Staff believes that the Trust’s position as currently worded conflicts with Section 8(b)(1)(E) of the Investment Company Act of 1940 by allowing the Portfolios to reserve freedom of action to concentrate in privately-issued mortgage-related securities and/or in certain asset-backed securities (“ABS”).

As has been previously conveyed to the Trust, the Staff’s view is that investments in privately issued mortgage-related securities should be counted as investments in a single industry or group of industries for purposes of the Trust’s concentration policy. Accordingly, the Staff reiterates its disagreement with the Trust’s prior responses to similar comments made by the Staff. With respect to ABS, the Staff similarly does not believe that it is reasonable to categorically exclude ABS as investments in any industry or group of industries given that ABS is an umbrella term that includes a wide range of assets representing multiple industries. The Trust’s prospectus broadly defines ABS to include “auto loans, accounts receivable such as credit card receivables and hospital account receivables, home equity loans, student loans, boat loans, mobile home loans, recreational vehicle loans, manufactured housing loans, aircraft leases, computer leases and syndicated bank loans,” in addition to other types of ABS. In the Staff’s view, the Trust must look through any ABS to determine the industry represented by the underlying receivables (e.g., auto loans, aircraft leases, etc.) for industry classification purposes with respect to the Trust’s concentration policy.

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Please remove all statements from the prospectuses and SAI that suggest the Portfolios may invest without limit in privately-issued mortgage-related securities and/or “any ABS,” and similarly revise the SAI consistent with the Staff’s comments. In your response, please also provide the percentage of each Portfolio’s assets invested in privately-issued mortgage-related securities in excess of 25% of the Portfolio’s total assets as of a recent date. Please provide the same information with respect to any other type of ABS, broken out by underlying industries, in which each Portfolio invests more than 25% of total assets. Finally, if the Trust has adopted internal operating policies limiting a Portfolio’s investment in a type of ABS, please disclose the internal operating policies in the SAI.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to PIMCO Funds’ Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by PIMCO Funds and other PIMCO-advised registrants. The Registrant’s response below is derived from the more detailed response provided to the comment on PIMCO Funds’ Post-Effective Amendment No. 174,27 as supplemented by subsequent letters from PIMCO to the Staff. As articulated in detail in such prior correspondence with the Staff, we disagree with any assertion that the Registrant’s stated policy conflicts with Section 8(b)(1)(E) of the 1940 Act.

Notwithstanding the Registrant’s position, consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing series of the Registrant has adopted an internal operating policy limiting a Portfolio’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Portfolio’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities and all other asset-backed securities (“Private ABS (Excluding Private RMBS)”), the same Portfolios have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private ABS (Excluding Private RMBS). All series of the Registrant, including those registered after June 30, 2011, have adopted the same policies. These policies are operating policies of the Portfolios; they are not fundamental investment restrictions.

With respect to investment in privately issued asset-backed securities (“ABS”), in light of the internal operating policy discussed above, the Registrant respectfully declines to look through ABS to classify them by their underlying receivable(s) for concentration policy purposes. The Registrant’s internal operating policy reflects its view that it is reasonable to classify all ABS, excluding Private RMBS, as a group that is subject to a 25% of total assets limitation, which has

[27]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

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the practical effect of treating such securities as being equivalent to a “particular industry” for purposes of the Registrant’s concentration policy to not concentrate “in a particular industry.” Accordingly, as of March 31, 2016, no Portfolio’s investment in ABS had exceeded 25% of its total assets. In fact, as of March 31, 2016, no Portfolio had invested in excess of 25% of its total assets in a combination of privately issued mortgage-related securities (residential and commercial) and ABS in the aggregate, let alone either grouping of securities measured separately.

Comment 10: In the Management of the Portfolios — Management Fees section, the Prospectus states:

Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees, plus such recoupment, do not exceed the Expense Limit.

Please confirm that PIMCO may only be reimbursed during periods when the Expense Limitation Agreement is in place and has not been terminated.

Response: Pursuant to the terms of the Expense Limitation Agreement between the Registrant and PIMCO, the Organizational and Trustee Fee Expenses for each Class of a Portfolio are annualized monthly as of the last day of the month. If the annualized Organizational and Trustee Fee Expenses of a Class of the Portfolio for any month exceed the Organizational and Trustee Fee Expense Limit (as defined in the Expense Limitation Agreement) of such Class, PIMCO must waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the Portfolio, by an amount sufficient to reduce the Class’s annualized Organizational and Trustee Fee Expenses below the Organizational and Trustee Fee Expense Limit for that month. If in any month the estimated annualized Organizational and Trustee Fee Expenses of any Class of the Portfolio for that month are less than the Organizational and Trustee Fee Expense Limit, PIMCO is entitled to reimbursement by the Portfolio of any Supervisory and Administrative Fees waived or reduced pursuant to the Expense Limitation Agreement (the “Reimbursement Amount”) during the previous 36 months, a right which is not abrogated by termination of the Expense Limitation Agreement, to the extent that the Class’s annualized Organizational and Trustee Fee Expenses plus the amount so reimbursed does not exceed, for such month, the Organizational and Trustee Fee Expense Limit.

Comment 11: Characteristics and Risk of Securities and Investment Techniques—Changes in Investment Objectives and Policies. This section states that the Board of Trustees may change certain Portfolios’ investment objectives without shareholder approval. In the event of such a change, please disclose how much notice, if any, will be provided to shareholders.

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Response: The Registrant’s response, set forth below, is substantially identical to the response provided to a similar comment to several prior post-effective amendments filed by various PIMCO-advised registrants.

In the event that the Board of Trustees ever approves a change to a Portfolio’s investment objective, the Registrant would revise or supplement the Portfolio’s prospectus and file the same with the SEC prior to first use. The Portfolio would promptly deliver the supplemented prospectus (reflecting the new investment objective) to all existing shareholders to the extent such delivery is deemed necessary and appropriate. The Portfolio would also file an amended registration statement with the SEC to the extent doing so is deemed necessary and appropriate in light of the changes to the Portfolio’s investment objective.

PIMCO All Asset Portfolio and PIMCO All Asset All Authority Portfolio

Comment 12: Provide a definition of “real capital” as such term is used in each Portfolio’s Investment Objective.

Response: Each Portfolio’s Investment Objective states, “[t]he Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.” “Real return” equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. Similarly, “real capital” equals capital less the estimated cost of inflation measured by the change in an official inflation measure. The Registrant will consider revising the disclosure for the All Asset Portfolio and All Asset All Authority Portfolio to clarify the meaning of these terms at the next opportunity.

Comment 13: Consider moving the final paragraph of the Principal Investment Strategies, which identifies the Portfolio as a “fund of funds,” to the beginning of the Principal Investment Strategies.

Response: Comment acknowledged. We will consider revising this disclosure for the Portfolios, and other PIMCO-advised funds-of-funds, at the next opportunity in light of the Staff’s comment.

Comment 14: Consider revising the Principal Risks section to more clearly identify which risks are direct risks of the Portfolio versus those risks that are direct risks of the Underlying PIMCO Funds. For example, the Staff acknowledges the introductory sentences that identify these two categories of risks, but certain of the risks applicable to Underlying PIMCO Funds begin with

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“the risk that an Underlying PIMCO Fund may be…,” which the Staff believes is helpful disclosure, while other risks applicable to Underlying PIMCO Funds do not use the same sentence structure. Consider revising to improve plain English readability.

Response: Comment acknowledged. We will consider revising this disclosure for the Portfolios, and other PIMCO-advised funds-of-funds, at the next opportunity in light of the Staff’s comment.

Comment 15:  Certain principal risks are not discussed in the Principal Investment Strategies section, including Distressed Company Risk and Short Sale Risk. Add a discussion to the Principal Investment Strategies regarding the investments that give rise to these principal risks.

Response: The Portfolio invests in a variety of Underlying PIMCO Funds (as disclosed in the Principal Investment Strategies), some of which invest in securities of distressed companies or enter into short sales as part of their respective principal investment strategies. Distressed Company Risk and Short Sale Risk are included as a principal risk primarily due to the Portfolios’ potential investment in Underlying PIMCO Funds that are subject to Distressed Company Risk and/or Short Sale Risk as a principal risk. Accordingly, the Portfolios are indirectly subject to Distressed Company Risk and Short Sale Risk by way of their investment in certain Underlying PIMCO Funds that are subject to the risk directly. Accordingly, no revisions have been made to the Principal Investment Strategies.

Comment 16: For the PIMCO All Asset Portfolio, explain how the Barclays U.S. TIPS: 1-10 Year Index is an appropriate broad-based securities market index for the Portfolio within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Portfolio, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”28

The Registrant believes the Barclays U.S. TIPS: 1-10 Year Index is “appropriate” within the meaning of the Form N-1A definition since the index reflects the Portfolio’s investment objective of seeking maximum real return, consistent with preservation of real capital and prudent investment management. Both the index and the investment objective relate to (or seek to

[28]	Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998) (“Release No. 23064”).

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provide) inflation-protected returns. Importantly, the index is calculated and administered by an organization unaffiliated with the Portfolio, its investment adviser and principal underwriter.29 Accordingly, the Registrant believes the index provides investors with a basis for evaluating the Portfolio’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

PIMCO CommodityRealReturn® Strategy Portfolio

Comment 17:  Certain principal risks are not discussed in the Principal Investment Strategies section, including Mortgage-Related and Other Asset-Backed Securities Risk and Short Sale Risk. Add a discussion to the Principal Investment Strategies regarding the investments that give rise to these principal risks.

Response: The Portfolio may invest directly in Fixed Income Instruments (as disclosed in the Principal Investment Strategies section), which are defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus to include “mortgage-backed and other asset-backed securities.” In addition, the final sentence of the Portfolio’s Principal Investment Strategies section states, “[t]he Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales” (emphasis added). Accordingly, the Registrant believes the Portfolio’s Principal Investment Strategies section adequately discusses the Portfolio’s potential investment in the securities addressed by Mortgage-Related and Other Asset-Backed Securities Risk and Short Sale Risk.

PIMCO Diversified Income Portfolio

Comment 18:  Given the use of “Income” in the Portfolio’s name, revise the Portfolio’s Investment Objective to indicate how the Portfolio seeks income. The Portfolio’s current Investment Objective is to seek maximum total return, consistent with prudent investment management, which may be more appropriate as a secondary investment objective.

[29]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

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Response:  The Registrant believes the current investment objective is consistent with the Portfolio’s name since income earned on the Portfolio’s investments is both a primary component of “total return” within the meaning of the Portfolio’s investment objective and consistent with the Portfolio’s use of “Income” in its name. This is disclosed in the penultimate sentence of the Portfolio’s Principal Investment Strategies section, which states “[t]he ‘total return’ sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security” (emphasis added). Accordingly, no changes to the investment objective have been made in response to this comment.

PIMCO Emerging Markets Bond Portfolio

Comment 19: The Portfolio invests under normal circumstances at least 80% of its assets in “Fixed Income Instruments that are economically tied to emerging market countries.” Revise this policy to replace “Fixed Income Instruments” with “bonds” since “Bond” is used in the Portfolio’s name.

Response: The Registrant does not believe that its use of the term “Fixed Income Instruments” rather than “bonds” in describing the Portfolio’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

The capitalized term “Fixed Income Instruments” is defined prominently in the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Portfolio considers to be a “bond” for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged)

Comment 20:  Given the Portfolio’s name indicates it is “U.S. Dollar-Hedged,” consider clarifying the Principal Investment Strategies’ description of the Portfolio’s hedging strategy. For example, the Staff did not see reference to “hedged” or “hedging” in the Principal Investment Strategies.

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Response: The Portfolio’s Principal Investment Strategies section states that the Portfolio will “normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.” The Registrant believes this disclosure is appropriate and sufficient to describe the hedging technique used by the Portfolio, and that a specific reference to “hedged” or “hedging” is not necessary to convey the Portfolio’s strategy to investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

PIMCO Global Diversified Allocation Portfolio, PIMCO Global Multi-Asset Managed Allocation Portfolio and PIMCO Global Multi-Asset Managed Volatility Portfolio

Comment 21: These Portfolios use a blended index as their primary broad-based securities market index. The Staff believes a blended index may be appropriate as a secondary index, but not as a primary index. Revise to include a “broad-based securities market index” as each Portfolio’s primary index. See Investment Company Act Rel. No. 33-6988 (Apr. 6, 1993).

Response: The Registrant is aware of multiple fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A. The Registrant believes that blended primary benchmark indexes are frequently used across a variety of fund groups, particularly with respect to sector funds and alternative strategy funds (such as these Portfolios), in recognition of the fact that such indexes are more reflective of the market for the principal investments of such funds than a non-blended index.

The Registrant is not aware of any authoritative guidance from the SEC or Staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Registrant believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index,” including the specific release noted in the Staff’s comment.

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”30 In rejecting the mandatory use of peer group comparisons for all funds, the SEC

[30]	Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

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stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”31 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”32 The Registrant respectfully notes that the Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.33 (emphasis added)

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).34

[31]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993).

[32]	Id.

[33]	Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

[34]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

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The Registrant believes that the use of a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500 Index. In this regard, the Registrant believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the fund’s holdings, may provide investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

With respect to each of these Portfolios, the constituent component indexes of the blended index are the MSCI World Index and the Barclays U.S. Aggregate Index. In light of each Portfolio’s investment objective and principal investment strategies, the Registrant believes the blended index is “appropriate” within the meaning of the Form N-1A definition because the blended index reflects the market for the principal investments of the Portfolios. Importantly, each component index individually, as well as the blended index collectively, is calculated and administered by an organization unaffiliated with the applicable Portfolio, its investment adviser and principal underwriter.35

The Registrant also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” Also, certain component indexes of the blended index are

[35]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter . . . .” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

Amy Miller June 28, 2016 Page 27

themselves “broad-based securities market indexes.”36 The Registrant believes that the blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Registrant believes the blended index provides investors with a basis for evaluating the applicable Portfolio’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

PIMCO Money Market Portfolio

Comment 22: Please disclose the Portfolio’s plans for compliance with the recent amendments to Rule 2a-7. For example, if the Portfolio previously filed a supplement disclosing its plans, please direct the Staff to such supplement.

Response: The recent amendments to Rule 2a-7 require that money market funds comply with certain new requirements no later than October 14, 2016. As disclosed to the Portfolio’s investors in a sticker filing made pursuant to Rule 497 on February 26, 2016, the Board of Trustees has approved a plan of liquidation for the Portfolio. Effective September 1, 2016, the Portfolio will no longer accept most new investment or most existing investment (except through reinvested dividends) or be eligible for most exchanges from other Portfolios of the Registrant. The Portfolio will be liquidated on or about September 23, 2016. A sticker to the current statutory prospectus and SAI was filed on May 2, 2016 following the filing of the annual update post-effective amendment, which was identical to the sticker filed on February 26, 2016.

Statement of Additional Information

Comment 23: The SAI states, “[s]ubject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the “Investment Restrictions” section below, there is no limitation on the amount of a Portfolio’s assets which may be invested in obligations of foreign banks which meet the conditions set forth

[36]

We note the Barclays U.S. Aggregate Index is the “appropriate broad-based securities market index” for the PIMCO Global Advantage® Strategy Bond Portfolio, a series of the Registrant. Many registered open-end funds use one or the other component index of the Portfolios’ blended index as their “appropriate broad-based securities market index.”

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herein.” Revise this statement to reflect the Staff’s view that foreign banks are part of the banking industry, and therefore any Portfolio with a policy to not concentrate in a particular industry should not concentrate in obligations of foreign banks.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Portfolio. While there is no pre-set percentage limitation on a Portfolio’s ability to acquire foreign bank obligations in the aggregate, no Portfolio will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Portfolios’ concentration policy, which provides that a Portfolio may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Portfolios review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.37 While the Registrant has no particular view on whether foreign bank obligations are always assigned to a single SIC code as suggested by the Staff, or may be assigned to one of multiple SIC codes, in the event that foreign bank obligations are assigned to multiple different SIC codes, a Portfolio could theoretically invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Portfolio does not concentrate “in a particular industry,” which is defined as a single SIC code. In other words, the Portfolios’ concentration policy does not restrict a Portfolio from investing more than 25% of its assets in a “group of industries” (i.e., foreign bank obligations assigned to multiple SIC codes) as suggested by the Staff’s comment, only from doing so “in a particular industry” (i.e., foreign bank obligations assigned to a single SIC code). This distinction is consistent with prior SEC guidance.38 Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

[37]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. 13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[38]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should . . . specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

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Comment 24: The SAI states, “[w]ith respect to investments in Underlying PIMCO Funds by the [PIMCO Funds of Funds], the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Portfolios may invest are not considered to be securities purchased by these Portfolios for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds (and their investment adviser) may not ignore the stated concentration policy of any underlying fund in which the fund-of-fund invests for purposes of calculating the fund-of-fund’s compliance with its concentration policy. Furthermore, the Staff believes the PIMCO Funds of Funds should consider looking-through to the portfolio holdings of Underlying PIMCO Funds for purposes of applying the PIMCO Funds of Funds’ concentration policy.

Response: As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of Underlying PIMCO Funds. It is also the case that no Underlying PIMCO Funds (except the PIMCO Capital Securities and Financials Fund) currently has a policy to concentrate in any industry – to the contrary, each Underlying PIMCO Fund (except the PIMCO Capital Securities and Financials Fund, which concentrates in a group of industries related to banks) has adopted a fundamental policy to not concentrate in any industry (except that the PIMCO Money Market Fund may concentrate its investments in securities or obligations issued by U.S. banks). We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy.

The PIMCO funds-of-funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.39 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the fund-of-funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry, the PIMCO funds-of-funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

[39]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

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Comment 25:  Page 50 of the SAI states, “[s]ome put options written by a Portfolio may be primarily for the purpose of providing liquidity to the counterparty and may be structured to have an exercise price that is less than the market value of the underlying securities that would be received by the Portfolio.” Please explain why a Portfolio would write put options “primarily for the purpose of providing liquidity to the counterparty.”

Response: A fund would sell put options that are structured to remain “out-of-the-money” only in instances when it is in that fund’s best interest. By way of example, the selling of put options that are structured to remain “out-of-the-money” at their expiration date can be a prudent way of generating additional portfolio income. As noted in the disclosure, various counterparties may seek to purchase such put options from a Portfolio as a means of generating liquidity on their books in order to satisfy various operational or regulatory requirements applicable to the counterparty. The disclosure’s reference to the fact that writing of such put options may also provide liquidity to the counterparty was intended as a factual statement. The Registrant will consider clarifying this disclosure accordingly at the next opportunity.

*                  *                   *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 82 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan G. Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 28, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 84 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 29, 2016 (the “Registration Statement”), the Registrant hereby acknowledges that:

●	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

●

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

●

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
President

cc:	Douglas P. Dick
Brendan C. Fox
Adam T. Teufel
Joshua D. Ratner
Ryan G. Leshaw